FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 10, 2003

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒         Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑         No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑         No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑         No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Telefónica Móviles, S.A. submits Ordinary General Shareholders Meeting call, to be held at Madrid on April 1on first call .

RELEVANT FACT

TELEFÓNICA MÓVILES, S.A.

ORDINARY GENERAL SHAREHOLDERS MEETING

By resolution of the Board of Directors of “Telefónica Móviles, S.A.,” the shareholders are called to an Ordinary General Shareholders Meeting that will be held at Madrid, Palacio Municipal de Congresos de Madrid (Campo de las Naciones), Avda. de la Capital de España Madrid, no street number, on April 1, 2003 at 11:30 A.M. on first call, and in the event that it cannot be held on first notice, it will be held at the same place and time on April, 2, 2003, on second call, for the purpose of deliberating upon and resolving the matters included in the following

AGENDA

I)	Review and approval, if pertinent, of the Annual Statements and Management Report both for Telefónica Móviles, S.A., as well as for its Consolidated Group of Corporations, as well as of the allocation of the earnings of Telefónica Móviles, S.A. (offsetting losses with a charge to voluntary reserves and provisioning of the legal reserve with a charge to the same reserves), and of the management by its Board of Directors, all with regard to the fiscal year corresponding to the year 2002.

II)	Distribution of dividends to shareholders with a charge to voluntary reserves.

III)	Confirmation and appointment of Directors.

IV)	Appointment of the Auditor for fiscal year 2003.

V)	Authorization for the acquisition of its own shares, either directly or through Corporations within the Group.

VI)	Delegation upon the Board of Directors of the authority to issue debentures, bonds, promissory notes and other simple, exchangeable and/or convertible fixed-income securities, as well as of the authority to exclude the right of pre-emptive subscription by the shareholders and holders of convertible securities, and of the authority to guarantee issues of fixed-income securities by subsidiary corporations

VII)	Creation of a new article 19.bis (inclusion of the changes required by Article 47 of Law 44/2002 reforming the Financial System, stipulating the composition, duties and rules of operation for the Board of Directors’ Auditing and Oversight Committee, pursuant to the provisions of the aforesaid regulatory provision) and amendment of Article 20 of the Company Bylaws (Compensation of Directors).

VIII)	Setting the limit of annual compensation to be earned by the Directors overall in accordance with the new Article 20 of the Company Bylaws.

IX)	Delegation of powers to formalize, interpret, correct and carry out the resolutions adopted by the General Shareholders Meeting.

NOTARY’S INTERVENTION AT THE MEETING

The Board of Directors has decided to require the presence of a Notary to draw up minutes of the Meeting, pursuant to the provisions of Article 114 of the Corporations Act with regard to Articles 101 and 103 of the Regulations of the Commercial Registry.

RIGHT TO INFORMATION

The shareholders who wish may examine and obtain at the Company’s corporate headquarters or request that it send them immediately and free of charge a copy of the documents that will be submitted for approval by the Meeting with regard to items 1st, 6th, and 7th of the Agenda, along with the mandatory reports.

RIGHT OF ATTENDANCE

The General Meeting may be attended by those shareholders who are the holders, individually or in a grouping with other shareholders, of at least 25 shares provided that these shares are registered in the corresponding ledger of book entries five days prior to its holding and that they vouch for it by means of the appropriate attendance card or certificate issued by one of the Member Entities of the Securities Clearing and Settlement Service or in any other form allowed by the current legislation. In the case of groupings, those shareholders having grouped their shares shall confer their representation on one of them.

All those shareholders entitled to attend may be represented at the meeting by another person upon complying with the requirements and formalities required by Law. In particular, such representation must be conferred in writing especially for this Meeting.

EXPECTATION OF THE HOLDING OF THE GENERAL SHAREHOLDERS MEETING

The General Meeting is expected to be held on first call, that is, on April 1 at the place and time indicated above. Should it be otherwise, it will be announced in the press with sufficient advance notice.

FOR ANY ADDITIONAL INFORMATION THEY MAY REQUIRE, THE SHAREHOLDERS MAY CONTACT THE TELEFÓNICA MÓVILES, S.A. SHAREHOLDER SERVICE DEPARTMENT, CALLING THE NUMBER 00 34 900 175 176 FROM 9 A.M. TO 7 P.M., MONDAY THROUGH FRIDAY (Spanish Time) EXCEPT NATIONAL HOLIDAYS.

Madrid, March 5, 2003

The Secretary of the Board of Directors.

Mr. José María Mas Millet

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: March 10, 2003	By: /S/ ANTONIO VIANA BAPTISTA

Name: Antonio Viana Baptista
Title: Chief Executive Officer